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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 13D-A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                                CE FRANKLIN LTD.
                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    125151100
                                 (CUSIP Number)


                                 NEAL S. SUTTON
                               16740 HARDY STREET
                              HOUSTON, TEXAS 77032
                                 (281) 233-5060
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  JULY 31, 2001
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].


                         (Continued on following pages)

                                  (Page 1 of 5)
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 CUSIP NO. 125151100                                          Page 2 of 5 Pages
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1.     Name of Reporting Person
       I.R.S. Identification No. of Above Person

       Smith International, Inc.    95-3822631
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2.     Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [ ]

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3.     SEC Use Only


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4.     Source of Funds

       WC

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5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e)                                                 [ ]

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6.     Citizenship or Place of Organization

       Delaware

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                        7.       Sole Voting Power          9,366,382

Number of             ----------------------------------------------------------
Shares                  8.       Shared Voting Power        0
Beneficially
Owned by              ----------------------------------------------------------
Each Reporting          9.       Sole Dispositive Power     9,366,382
Person
                      ----------------------------------------------------------
                       10.       Shared Dispositive Power   0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         9,366,382
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12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

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13.      Percent of Class Represented by Amount in Row (11)

         54.6% (based upon the number of shares of common stock outstanding as reflected in the issuer's report on Form 6-F for the quarter ended March 31, 2001)
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14.      Type of Reporting Person

         CO, HC
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 CUSIP NO. 125151100                                          Page 3 of 5 Pages
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ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 2 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of April 10, 2001 (the "Original 13D"), as amended by Amendment No. 1 dated July 5, 2001 ("Amendment No. 1" and together with the Original 13D, the "Schedule 13D"). The Schedule 13D related to the acquisition by Smith International, Inc. ("Smith") of the common shares, no par value per share (the "CE Franklin Common Stock"), of CE FRANKLIN LTD., an Alberta corporation (the "Company"). This Amendment No. 2 to Schedule 13D reports Smith's acquisition of additional shares of the CE Franklin Common Stock. The principal executive offices of the Company are at Suite 1900, 300 - 5th Avenue S.W., Calgary, Alberta, Canada T2P 3C4. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

     Unchanged

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

     Item 3 of the Schedule 13D is amended by adding the following paragraph after the third paragraph:

         "On July 31, 2001 and August 21, 2001, Smith acquired in private transactions 250,000 shares and 144,800 shares, respectively, of CE Franklin Common Stock. The amount of funds utilized to effect the transactions was $746,160, net of commissions. Smith utilized working capital to acquire these additional shares."

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is amended by adding the following sentence to the end of the fourth paragraph:

         "On July 31, 2001 and August 21, 2001, Smith acquired in private transactions 250,000 shares and 144,800 shares, respectively, of CE Franklin Common Stock."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     "(a) Smith is the beneficial owner of 9,366,382 shares of CE Franklin Common Stock (the "CE Franklin Shares"), representing approximately 54.6% of the issued and outstanding shares of CE Franklin Common Stock.

     (b) Smith has the sole power to vote or to direct the vote as well as the sole power to dispose or direct the disposition of all 9,366,382 shares.

     (c) Except as described herein, Smith has not effected any transaction in the CE Franklin Common Stock in the past 60 days.

     (d) No party other than Smith has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CE Franklin Shares.
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 CUSIP NO. 125151100                                          Page 4 of 5 Pages
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     See Item 3 above with respect to how and when the CE Franklin Shares were acquired."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Unchanged

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Unchanged


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 CUSIP NO. 125151100                                          Page 5 of 5 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  August 23, 2001
                                        SMITH INTERNATIONAL, INC.


                                        By: /s/ NEAL S. SUTTON
                                           -------------------------------------
                                                Neal S. Sutton
                                                Senior Vice President -
                                                Administration, General
                                                Counsel and Secretary